FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
5865 Shelby Oaks Circle
Memphis, TN 38134

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan

By: ______________________
Name: Philip Harris
Title: Chief Financial Officer

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Advanced Services, Inc. Employee Savings and Retirement Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York
June 25, 2004

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i-schedule of assets (held at end of year) – December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value (notes 3 and 4):		
Cash and cash equivalents	$ 34,355	—
Mutual funds	5,619,949	—
Common stock	561,319	—
Plan interest in GE Universal Master Trust	—	5,092,259
Participant loans	266,231	304,330
Total investments	6,481,854	5,396,589
Receivables:		
Employer contributions	—	10,153
Participant contributions	—	21,031
Total receivables	—	31,184
Net assets available for plan benefits	$ 6,481,854	5,427,773

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	550,056
Dividends and interest		85,130
Plan interest in GE Universal Master Trust investment income (note 4)		115,752
Interest on participant loans		17,523
Total investment income		768,461
Contributions:		
Participants		578,986
Employer		254,404
Total contributions		833,390
Benefits paid to participants		(544,220)
Administrative expenses		(3,550)
Net increase		1,054,081
Net assets available for plan benefits at:		
Beginning of year		5,427,773
End of year	$	6,481,854

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Advanced Services, Inc. (the Company), whose ultimate parent is General Electric Company (GE), who have completed six months of consecutive service. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

Effective April 26, 2003, the Company approved the transfer of plan assets to Matrix Capital Bank (Matrix). In connection with the transfer, assets in the Master Trust apportioned to the Plan were transferred to Matrix and BISYS Retirement Services (BISYS) assumed record-keeping duties.

Contributions

Each year, participants may contribute up to 17% of their compensation into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. The Company makes discretionary profit sharing contributions to the Employee Savings component of the Plan. During 2003, the Company contributed 75% of a participant's eligible contributions or 3% of eligible earnings, whichever was lower. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There was no discretionary contribution made in 2003.

Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

Participants' Accounts

Each participant's account is credited with the participant's contribution, and allocation of the Company's contribution, if any, and the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

Until April 26, 2003, the Plan's investments were held in a GE Universal Master Trust. Effective April 26, 2003, the assets were transferred to Matrix; however the investment options remained the same. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

GE Common Stock Fund – This fund invests principally in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Premier Growth Fund – The fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE Money Market Fund – This fund invests principally in short-term, U.S.-dollar-denominated money market instruments.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the respective investment funds and the loan fund. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate, which is 1% above the prime interest rate in effect as of the last business day before the month or prior to the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

(Continued)

Vesting

Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be 20% vested in employer contributions after completion of one year but less than two years of service, plus an additional 20% for the completion of each year of service for the following four years. A participant is 100% vested after five years of credited services.

At December 31, 2003 and 2002 forfeited nonvested amount totaled $13,378 and $14,832, respectively. These forfeitures will be used to reduce future employer contribution. Forfeitures of $9,708 were used to reduce employer contributions during 2003.

Payment of Benefits

Generally, contributions may not be withdrawn while employed by the Company prior to retirement age. No amounts attributable to matching or additional employer contributions may be withdrawn while a participant is employed by the Company prior to age 59½. In the case of hardships, a participant may elect to withdraw all or a portion of his or her contributions, and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum nontaxable loans.

Upon obtaining the age of 65 and the termination of service due to death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Benefits may be deferred past age 65 at the participant's election, but not past the end of the year in which the participant reaches age 70½. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments were held in a Master Trust until April 26, 2003. On this date, the investments were transferred out of the Master Trust into a separate trust of the Plan. Following are the investment valuation and income recognition policies of the Plan and the Master Trust.

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represent the net asset value of shares as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan's year end.

Short-term investments, the money market fund and participant loans are valued at cost, which approximates fair value. Interest on participant loans is recorded on a cash basis, which is not materially different than when earned.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

Benefit payments are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2003 are as follows:

		2003	
Mutual funds:			
GE Money Market Fund	$	1,182,126	*
GE Fixed Income Fund		1,170,153	*
GE International Equity Fund		471,634	*
GE Moderate Allocation Fund		771,126	*
GE U.S. Equity Fund		1,745,559	*
Other mutual funds		279,351	
Total mutual funds		5,619,949	
Common stock:			
GE Company		561,319	*
Short-term investments:			
Cash and cash equivalents		34,355	
Participant loans		266,231	
Total investments	$	6,481,854	

* Represents 5% or more of Plan's net assets

(Continued)

During the period April 26, 2003 to December 31, 2003, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the period) appreciated in value as follows:

Mutual funds	$	509,405
Common stock		40,651
Total	$	550,056

(4) Interest in GE Universal Master Trust

Effective February 1, 2000, an affiliate of GE formed the GE Universal Master Trust (Master Trust) in accordance with a master trust agreement with State Street Bank and Trust Company.

Use of a master trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, CitiStreet LLC, the Plan's recordkeeper, maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

Effective April 26, 2003, the Master Trust was terminated, and assets were transferred to Matrix.

The following represents the financial information regarding the net assets and investment income of the Master Trust as well as the Plan's interest in the Master Trust and investment income which was certified to as being accurate and complete by State Street Bank and Trust Company.

		As of December 31, 2002
GE Company common stock, at fair value	$	540,059
Mutual funds, at fair value		7,142,595
Money market fund, at fair value		1,170,093
Pooled investment funds, at contract value		2,141,929
Short-term investments, at fair value		22,842
Accrued interest and dividends		6,121
	$	11,023,639
Plan's interest in GE Universal Master Trust	$	5,092,259
Plan's percentage ownership in GE Universal Master Trust		46.19%

Investment income from the Master Trust for the period January 1, 2003 to April 26, 2003 is summarized as follows:

Net appreciation in the fair value of investments:		
GE Company common stock	$	108,723
Pooled investment fund		29,377
Mutual Funds		43,604
		181,704
Interest		113
Dividends		28,324
Total investment income of the Master Trust	$	210,141
Plan's net participation in investment income of the GE Master Trust for the period January 1, 2003 to April 26, 2003.	$	115,752

(5) Risks and Uncertainties

The Plan offers a number of investments options including GE common stock and a variety of investments funds, consisting of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification on investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which principally investments in a single security.

(6) Related Party Transactions (Parties in Interest)

Prior to April 26, 2003, the record-keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor. Effective April 26, 2003, the record-keeping functions are performed by BISYS.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service issued its latest determination letter dated March 14, 2002, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore the related trust, is exempt from Federal income taxes. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to do so subject to the provisions of ERISA. In the event of Plan termination, or partial termination participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	Matrix Capital Bank	Cash and cash equivalents	34,355	$	34,355
*	GE Company	Common stock	18,119		561,319
*	GE Money Market Fund	Mutual fund	1,182,126		1,182,126
*	GE Fixed Income Fund	Mutual fund	93,463		1,170,153
*	GE International Equity Fund	Mutual fund	37,521		471,634
*	GE Conservative Allocation Fund	Mutual fund	6,216		51,655
*	GE Moderate Allocation Fund	Mutual fund	79,662		771,126
*	GE Aggressive Allocation Fund	Mutual fund	7,228		71,771
*	GE Premier Growth Fund	Mutual fund	6,020		155,925
*	GE U.S. Equity Fund	Mutual fund	66,095		1,745,559
*	Participant loans	140 loans to participants with interest rates of 5.25% to 10.50%	—		266,231
				$	6,481,854

* Party in interest as defined by ERISA.